

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

June 25, 2012

Mr. Christopher J. Abate
Chief Financial Officer
Redwood Trust
One Belvedere Place, Suite 300
Mill Valley, CA 94941

   RE: **Redwood Trust**
      Form 10-K for the Fiscal Year Ended December 31, 2011
      Filed February 27, 2012
      File No. 1-13759

Dear Mr. Abate:

   We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

   Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

   After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Legal Proceedings, page 37

1. Please tell us if you are able to quantify the remedy that FHLP-Seattle is seeking. If so, also include the amount in future Exchange Act reports.

Earning Assets – Redwood (Parent), page 65

2. Please tell us if you allocated specific borrowings to specific asset classes. If so, please disclose, in future Exchange Act reports, the spread between the yield on your different assets and their specific financing costs.

3. We note the reference to a weighted average FICO score on page F-34. Please tell us of any other measures management uses to evaluate the risk associated with your assets, such as credit ratings or some internal risk rating metric.

Form 10-Q for the Quarterly Period ended March 31, 2012 filed May 8, 2012

Note 4. Principals of Consolidation, page 17

4. Please clarify to us how you determined that the transfers to SEMT 2012-1 and SEMT 2012-2 met all of the criteria of ASC 860-10-40-5 to be accounted for as sales.

5. Related to the comment above, please tell us whether your receipt of either servicing fee income or interest income is subject to any covenants as well as the impact of rating downgrades on any such covenants. Also tell us how any such covenants affect your valuation of the related mortgage servicing rights.

Note 11. Short-Term Debt, page 42 and Note. 13 Long-Term Debt, page 44

6. We note the disclosure of short and long term debt on pages 42 and 45. In future Exchange Act reports, please discuss the financial covenants, including any ratios, that if breached, would restrict or impact your operations. Alternatively, please tell us why such disclosure is not material.

7. In future Exchange Act reports, please discuss the margin call provisions for your short-term debt or tell us why such disclosure is not material.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact William Demarest, Staff Accountant, at (202) 551-3432 or me at (202) 551-3486 with any questions on the financial statements or related matters. Please contact Duc Dang, Staff Attorney at (202) 551- 3386 with any other questions.

Sincerely,

/s/ Daniel L. Gordon

Daniel L. Gordon
Branch Chief